July 23, 2007

BY COURIER AND EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention: Barbara C. Jacobs, Assistant Director

Dear Sirs/Mesdames:

Re:	Destiny Media Technologies, Inc.
Registration Statement on Form SB-2
Filed May 17, 2007
File No. 333-143060

Thank you for your letter of June 25, 2007 with respect to the Form SB-2 (the “Form SB-2”) filed by Destiny Media Technologies, Inc. (the “Company”). We enclose our response to your comments and four blacklined copies of our amendment to the Form SB-2. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of June 25, 2007.

1.              Please consider revising your fee table and relating footnotes to group similar disclosures.

Response:    We have reviewed our disclosures for the fee table and relating footnotes. We believe that we have already grouped similar securities together in a manner that would assist us in keeping track of the securities being registered on this registration statement. Accordingly, we have decided not to revise our fee table and relating footnotes at this time.

1040-1055 W . Hastings Street Vancouver, B.C. Canada V6E 2E9 •  Tel: (604) 609-7736  •  Fax: (604) 609-0611

Selling Stockholders, page 15

2.              We note that Bryant Park Capital Inc. is a registered broker-dealer and Joel Magerman is listed as exercising discretion over the stock that they hold. Please disclose the nature of the transaction in which they both acquired their stock. Do these shares relate to the financial advisory agreement entered into on September 11, 2006 between Destiny Media and Bryant Park Capital, as amended on April 10, 2007? Please file your financial advisory agreement with Bryant Park Capital and advise why Bryant Park should not be listed as an underwriter.

Response:   Bryant Park Capital Inc. and Joel Magerman acquired our securities pursuant to a financial advisory agreement between our company and Bryant Park Capital Inc. dated for reference September 11, 2006 and amended on April 10, 2007 and as compensation for acting as placement agent in our February 26, 2007 Private Placement. We have included disclosure regarding the nature of these transactions in the footnotes to the selling stockholders table. We have also added the financial advisory agreement as an exhibit to the Form SB-2 under Exhibit 10.6.

                  We submit that Bryant Park Capital, Inc. should not be listed as an underwriter in the Form SB-2 because it has acquired securities of our company as an investment for its own account and not with a view to distribute those securities. Bryant Park Capital, Inc. acquired securities of our company as compensation for investment banking services rendered to our company and we were advised by Bryant Park Capital, Inc., at the time it acquired securities of our company, that it did not have any agreement or understanding, directly or indirectly, with any person to distribute those securities. Legal counsel to Bryant Park Capital, Inc. advises us that this is consistent with the position that Commission staff has taken, i.e. a selling stockholder, even though a registered broker-dealer or affiliated with a registered broker-dealer, is not deemed an underwriter if the selling stockholder acquired securities as compensation for investment banking services rendered and has acquired securities for its own account and not with a view to distribution of those securities.

3.

Contrary to your assertion that none of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer on page 16, we find that Bryant Park Capital, Inc. is a registered broker-dealer. Please also confirm, if true, that there are no more broker- dealers or affiliates of broker-dealers among the selling stockholders.

Response:   We have reviewed once again the representations made by the selling shareholders in their respective Securities Purchase Agreements and confirm that there are no more broker-dealers or affiliates of broker-dealers among the selling stockholders, other than Axiom Capital Management, Inc.

                  We confirm that Axiom Capital Management, Inc. also should not be listed as an underwriter in the Form SB-2 because it has acquired securities of our company as an investment for its own account and not with a view to distribute those securities. We issued to Axiom Capital Management, Inc. the securities of our company as directed by Bryant Park Capital, Inc. as compensation for investment banking services rendered to our company.

1040-1055 W . Hastings Street Vancouver, B.C. Canada V6E 2E9 •  Tel: (604) 609-7736  •  Fax: (604) 609-0611

4.

Please disclose the identities of the nature of persons holding the voting and or investment power over the shares held by Global Equity Trading and Finance Ltd., Axiom Capital Management and Aramar Capital Group, LLC.

Response:   We have added disclosure relating to the persons holding the voting and/or investment power of the shares held by Global Equity Trading and Finance Ltd., Axiom Capital Management and Aramar Capital Group, LLC. in the footnotes to the selling stockholders table, please see page 17.

5.	Please revise your selling shareholder table by footnote disclosure or otherwise to indicate the transaction(s) by which the selling shareholders received the shares by that they intend to resell.

Response:   We have added disclosure relating to the transaction(s) by which the selling stockholders received the shares by that they intend to resell in the footnotes to the selling stockholders table, please see pages 16-17.

Part II
Item 26 – Recent Sales of Unregistered Securities

6.

Please ensure that your Item 26 disclosure is complete and consistent with your Item 507 disclosure. Where you relied upon Section 4(2) and/or Rule 506 for your unregistered issuances, please state whether the purchasers were accredited or sophisticated with access to information.

Response:   We have added disclosure relating to the recent sales of unregistered securities as required under Item 507 and the nature of the subscribers, please see pages II-2 to II-3.

7.

We note your disclosure that you issued 20,000 units to three U.S. persons as partial payment of placement agent fees. We can only locate disclosure in your purchase agreement regarding Bryant [Park] Capital. Please advise.

Response:   We issued to these three persons 20,000 units as directed by Bryant Park Capital, Inc. as partial payment of placement agent fees.

Item 27 – Exhibits
Exhibit 5.1 – Opinion of Clark Wilson LLP

8.

We understand that Destiny Media is a company incorporated in Colorado while Clark Wilson LLP is a firm headquartered in Vancouver, British Columbia. Your legality opinion states that Clark Wilson LLP is “familiar with the General Corporation Law of the State of Colorado, and we have made such inquiries with respect thereto as we consider necessary to render this opinion with respect thereto as we consider necessary to render this opinion with respect to a Colorado corporation.” Please advise why you have phrased your opinion in such a manner. It appears that you are assuming that Colorado’s law is the same as the law of British Columbia so that you can render your opinion. Such an assumption would be inappropriate. Please advise or revise.

1040-1055 W . Hastings Street Vancouver, B.C. Canada V6E 2E9 •  Tel: (604) 609-7736  •  Fax: (604) 609-0611

Response:   We have been advised by Clark Wilson LLP that they have attorneys admitted to practice law in California, Florida, New York, Washington, Virginia, the District of Columbia and Colorado and they have revised their opinion accordingly. Please see Exhibit 5.1.

Form 10-QSB
Item 3. Controls and Procedures

9.

Please note that Ms. Karin Jin of the staff contacted Mr. Steven Vestergaard to advise that Destiny needed to revise their controls and procedures to:……Please advise us what steps will be taken to set forth the correct the disclosure in your Form 10-QSB for the three months ended May 31, 2007.

Response:   We have taken steps to correct our disclosure relating to controls and procedures as suggested by Ms. Karin Jin in our quarterly report on Form 10-QSB for the three months ended May 31, 2007.

***

We look forward to any further comments you may have in regard to the amended SB-2 or with respect to the above response. Should you have any questions, please do not hesitate to contact the writer directly at (604) 609-7736.

Yours truly,

DESTINY MEDIA TECHNOLOGIES, INC.

Per:

Steven Vestergaard

cc:	Clark Wilson LLP
Attn: L.K. Larry Yen

1040-1055 W . Hastings Street Vancouver, B.C. Canada V6E 2E9 •  Tel: (604) 609-7736  •  Fax: (604) 609-0611